2525 Dupont Drive, P.O. Box 19534, Irvine, California, USA 92623-9534 Telephone: (714) 246-4500

April 10, 2013

VIA EDGAR CORRESPONDENCE

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allergan, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-10269

Dear Mr. Rosenberg:

We are responding to your letter dated April 5, 2013, regarding the review of the above-referenced filing. Pursuant to our discussion today with Mary Mast, Senior Staff Accountant, we hereby confirm that Allergan, Inc. (the “Company”) intends to provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before May 3, 2013.

If you have any questions or comments with regard to this response or other matters, please call me at (714) 246-4815.

Very truly yours,

/s/ James F. Barlow
James F. Barlow
Senior Vice President, Corporate Controller
(Principal Accounting Officer)

cc:	Mary Mast, U.S. Securities and Exchange Commission
Jeffrey L. Edwards, Allergan, Inc.
Arnold A. Pinkston, Allergan, Inc.
Matthew J. Maletta, Allergan, Inc.